# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mission Produce, Inc., CIK 0001802974
CUSIP: 60510V108
Title of class of securities: Common
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030
Date of event which requires filing of this statement: 05/28/2026
Amends the filing with accession number 0000899140-25-000768
Filed by CIK 0002069986
Persons authorized to receive notices and communications: Jose Bouzas, BICSA Financial Center, Piso 39, Panama City, Panama (R1), 0801, 507 380 7074

## Reporting persons
- Globalharvest Holdings Venture Ltd (CIK 0002069986): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 10,540,937; shared voting power 0; sole dispositive power 10,540,937; shared dispositive power 0; aggregate amount beneficially owned 10,540,937 (11.93% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Mission Produce, Inc.
Address of issuer's principal executive offices: 2710 Camino Del Sol, Oxnard, California (CA), 93030

## Item 2. Identity and Background
Name of person filing: Jose Bouzas
Residence or business address: BICSA Financial Center, Piso 39, Panama City, Panama 0801

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Reporting Person originally acquired 4,458,750 shares of Common Stock for an aggregate price of $50,234,059.90. The Reporting Person subsequently acquired an additional (i) 842,220 shares of Common Stock for an aggregate price of $10,515,375.32, (ii) 1,021,178 shares of Common Stock for an aggregate price of $12,481,982.74, (iii) 842,095 shares of Common Stock for an aggregate price of $10,057,851.35, (iv) 1,673,043 shares of Common Stock for an aggregate price of $19,619,597.35, (v) 933,322 shares of Common Stock for an aggregate price of $11,817,870.67 using working capital from affiliates of the Reporting Person, (vi) 220,969 shares of Common Stock for an aggregate price of $2,628,524.51 and (vii) 549,360 shares of Common Stock received in exchange for 561,145 shares of Calavo Growers, Inc. ("Calavo") common stock in connection with the consummation of the previously announced transaction between the Issuer and Calavo (the "Transaction"). The Reporting Person originally acquired such shares of Calavo common stock for an aggregate purchase price of $14,931,161.09.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Total shares beneficially owned: 10,540,937

Total shares outstanding as of May 29, 2026: 88,377,546, calculated as the sum of (i) 17,531,182 shares issued as stock consideration for the Transaction, as reported in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 29, 2026 and (ii) 70,846,364 shares outstanding as of March 16, 2026, as reported in the Company's Prospectus on Form 424B3 filed with the SEC on March 20, 2026.

To the Reporting Persons' knowledge, none of the Covered Persons directly owns any Common Shares. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a "group" for Section 13(d) purposes.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The transactions in the Common Stock by the Reporting Person, and any Covered Person, if applicable, since the most recent filing of Schedule 13D are set forth on Schedule A and are incorporated herein by reference.

## Signatures
- Globalharvest Holdings Venture Ltd: /s/ Jose Bouzas, Director, Jose Bouzas, Director (06/01/2026)